Exhibit 99.1

Mindray Medical Completes Acquisition of Dragonbio’s Orthopedics Business

SHENZHEN, China, July 17, 2012 /PRNewswire-Asia-FirstCall/ — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today the completion of its acquisition of Wuhan Dragonbio Surgical Implant’s orthopedics business pursuant to the terms of the definitive agreement entered into on June 6, 2012.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that the forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F, which was filed with the Securities and Exchange Commission on April 30, 2012. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel:      +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com